

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Clay Whitson
Chief Financial Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, TN 37215

> **Re: i3 Verticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 23, 2020**
> **8-K Filed November 19, 2020**
> **File No. 1-38532**

Dear Mr. Whitson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2020

Note 2. Summary of Significant Accounting Policies
Use of Estimates, page 92

1. Please explain to us how the change in your policy to allocate stock compensation expense to your Class B common stock resulted in reductions to the income tax benefit and your net loss and increases in net loss attributable to non-controlling interest.

Note 16. Segments, page 122

2. Please tell us your consideration of disclosing total expenditures for additions to long-lived assets for the years presented. Refer to ASC 280-10-50-25b.

3. You present both income (loss) from operations and processing margin. If your chief operating decision maker uses only one measure of a segment's profit or loss in assessing

segment performance and deciding how to allocate resources, segment profit or loss shall be reported for that measure only. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the public entity's consolidated financial statements. Refer to ASC 280-10-50-28.

Form 8-K Filed November 19, 2020

Exhibit 99.1, page 11

4.   We note the "Acquisition revenue adjustments" included in your various non-GAAP measures. Please tell us in more detail about the nature of the deferred revenue that was written down to fair value. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Exhibit 99.2, page 1

5.   Reference is made to your non-GAAP measures throughout the presentation. Please present the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Rule 100(a)(1) of Regulation G.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 with any questions.

  Sincerely,

  Division of Corporation Finance
  Office of Trade & Services